[redacted]

12014566

MR

SEC
Mail Processing
Section

MAR 05 2012

Washington DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson & Smith Investment Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 West Main Avenue
(No. and Street)

Gastonia	NC	28052
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Smith 704-865-9546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rives & Associates, LLP
(Name – *if individual, state last, first, middle name*)

1023 W. Morehead St. Suite 100	Charlotte	NC	28208
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David A. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson & Smith Investment Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member-Manager

Title

Notary Public 12-20-12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON & SMITH INVESTMENT SECURITIES, LLC

Financial Statements and
Supplementary Information
Year Ended December 31, 2011

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Table of Contents

	Page No.
Independent Auditors' Report on Financial Statements and Supplementary Information	1
Financial Statements:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	11

Member:
American Institute of
Certified Public Accountants

R&A
Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Independent Auditors' Report on Financial Statements and Supplementary Information

To the Members
Jackson & Smith Investment Securities, LLC
Gastonia, North Carolina

We have audited the accompanying balance sheet of Jackson & Smith Investment Securities, LLC (the "Company") as of December 31, 2011, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson & Smith Investment Securities, LLC, as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on Page 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rives & Associates, LLP

February 22, 2012

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Balance Sheet
December 31, 2011

ASSETS

Current assets:		
Cash and cash equivalents	$	6,425
Cash deposited with clearing agent		15,000
Commissions receivable		3,984
Marketable securities owned, at market value		459,160
Prepaid expenses		717
Total current assets		485,286
Property and equipment:		
Office furniture and equipment		141,288
Leasehold improvements		8,128
		149,416
Accumulated depreciation		(140,169)
		9,247
Total assets	$	494,533

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	419
Notes payable		25,000
Total current liabilities		25,419
Members' equity		469,114
Total liabilities and members' equity	$	494,533

The accompanying notes are an intergral part of these financial statements

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Statement of Operations
Year Ended December 31, 2011

Revenue:		
Commissions	$	80,072
Interest and dividends		19,302
Realized loss on investments		(590)
Total revenue		98,784
Expenses:		
Employee compensation		86,231
Occupancy		13,762
Depreciation		474
Advertising		798
Professional fees		7,000
Dues		4,485
Insurance		12,622
Office expense		4,383
Vehicle expense		5,650
Taxes, other than income		2,364
Total expenses		137,769
Net loss	$	(38,985)

The accompanying notes are an intergral part of these financial statements

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2011

Members' capital accounts:		
Members' capital accounts, beginning of year	$	73,666
Net loss		(38,985)
Members' capital accounts, end of year		34,681
Accumulated other comprehensive income:		
Accumulated other comprehensive income, beginning of year		391,632
Unrealized gains on securities		42,801
Accumulated other comprehensive income, end of year		434,433
Total members' equity	$	469,114

The accompanying notes are an intergral part of these financial statements

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(38,985)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		474
Loss on sale of investments		590
Cash flows from changes in:		
Commissions receivable		14,236
Prepaid expenses		3,143
Accounts payable and accrued expenses		(3,360)
Net cash used in operating activities		(23,902)
Cash flows from investing activities:		
Sales of investments		17,728
Purchases of investments		(14,558)
Net cash provided by investing activities		3,170
Net decrease in cash and cash equivalents		(20,732)
Cash and cash equivalents, beginning of year		27,157
Cash and cash equivalents, end of year	$	6,425
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

The accompanying notes are an intergral part of these financial statements

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Jackson & Smith Investment Securities, LLC. is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a fully disclosed firm and executes general securities transactions for customers located principally in Gaston County, North Carolina and surrounding areas. The Company uses another broker-dealer, Sterne, Agee & Leach, Inc. to clear all customer transactions.

Jackson & Smith Investment Securities, LLC. is a North Carolina Limited Liability Company. The duration of the LLC is set to expire no later than December 31, 2046. Members are not ultimately liable for any debts of the Company, losses of capital, or for the losses of profits. Transfers of members' interests are limited to certain conditions as specified in the Company's operating agreement.

Basis of Accounting

The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Advertising Cost

The Company expenses the cost of advertising and marketing as they are incurred.

Marketable Securities

Marketable securities consist of corporate stocks and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Proprietary securities transactions and any related gains or losses are recognized on the trade date. All marketable securities are classified as available-for-sale, and, accordingly, are reported at fair value with the unrealized gains or losses on these securities reported as a component of accumulated other comprehensive income in members' equity.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the asset using the straight-line method. The costs of major improvements are capitalized, while the costs of maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed when incurred. The cost and accumulated depreciation of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Commission Receivable

In the customary course of business, the Company earns commissions related to the execution of customer trades. Not all commissions are collected in the period in which they are earned. Accordingly, amounts earned but not collected are reflected as commission receivables. Management considers the need for an allowance for bad debts. In assessing the need for an allowance for bad debts management considers the nature of the receivables, past experience, current economic conditions, and other risks inherent in the receivable portfolio. Based upon these factors, management has determined there is no need for an allowance for doubtful accounts as of December 31, 2011.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2012, the date the financial statements were available to be issued.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company rented office space on a month-to-month lease from a member. Total rent paid to the member amounted to $5,875 for the year ended December 31, 2011.

The Company is indebted to David Smith, the primary owner, under a promissory note in the amount of $25,000 as of December 31, 2011. The note is payable on demand.

NOTE 3 - INCOME TAXES

As a limited liability company ("LLC"), the Company is taxed as a partnership, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the financial statements of Jackson & Smith Investments Securities, LLC.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's and members' income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

NOTE 4 – CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011 the Company had net capital of $329,076 which was $229,076 in excess of its required net capital of $100,000. The Company's net ratio was .0772 to 1.

NOTE 5 – FAIR VALUE MEASUREMENTS

Accounting standards have an established framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. The three levels of the fair value hierarchy under these standards are described as follows:

Level 1: Observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

Level 2: Observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

Level 3: Inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

Accounting standards require a description of the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets and liabilities carried as of December 31, 2011. Below is a description of the valuation methodologies used for assets measured at fair value.

Common Stocks: Valued at the total market value of the underlying assets provided by the trustee of the Plan and are classified within Level 1 of the valuation hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets measured at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Common Stocks	459,160	-	-	$ 459,160

NOTE 8 – MARKETABLE SECURITIES

Unrealized gains and losses on marketable securities are as follows:

	2011
Market value	459,160
Cost	24,727
Accumulated unrealized gains	$ 434,433

The Company invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in these financial statements.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK AND OTHER BUSINESS CONCENTRATIONS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions, and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is management's policy to review, as necessary, the credit standing of each counterparty.

The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2011 provides unlimited insurance coverage on each customer's non-interest bearing cash balances, and $250,000 of insurance coverage on other deposit accounts. At December 31, 2011, the Company had no uninsured cash balances.

The Company's principal customer base consists of residents of Gaston and surrounding North Carolina counties. The limited geographic diversity of the Company's customer base exposes it to additional business concentrations of risk.

NOTE 8 – CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no liabilities subordinated to claims of general creditors as of December 31, 2011.

SUPPLEMENTARY INFORMATION

JACKSON & SMITH INVESTMENT SECURITIES, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Computation of net capital:				
Total members' equity			$	469,114
Deductions and/or charges:				
Non-allowable assets:				
Property and equipment, net of accumulated depreciation				(9,247)
Prepaid expenses				(717)
				(9,964)
Other deductions and/or charges				(347)
				(10,311)
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
Trading and investment securities - other				(68,877)
Undue concentration				(60,850)
				(129,727)
Net capital				329,076
Computation of basic net capital requirement:				
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,693		
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000		
Net capital requirement (greater of two amounts above)				100,000
Excess net capital			$	229,076
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement of reporting broker or dealer			$	209,076
Computation of aggregate indebtedness:				
Total liabilities from balance sheet			$	25,419
Percentage of aggregate indebtedness to net capital				7.72%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011):				
Net capital, as reported in Part II of the unaudited FOCUS report			$	320,625
Audit adjustment to correct depreciation expense				(472)
Prior year audit adjustments not recorded				8,923
Net capital, per above			$	329,076

Member:
American Institute of
Certified Public Accountants

R&A
Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Members
Jackson & Smith Investment Securities, LLC
Gastonia, North Carolina

In planning and performing our audit of the financial statements of Jackson & Smith Investment Securities, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates, LLP

February 22, 2012

JACKSON & SMITH INVESTMENT SECURITIES, LLC

SIPC Supplemental Report
Year Ended December 31, 2011

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

**Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation**

To the Members
Jackson & Smith Investment Securities, LLC
Gastonia, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Jackson & Smith Investment Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Jackson & Smith Investment Securities, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Jackson & Smith Investment Securities, LLC's management is responsible for the Jackson & Smith Investment Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates, LLP
February 22, 2012

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

SIPC-7 (33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33 REV 7/10)

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

016831 FINRA DEC
JACKSON & SMITH INVESTMENT 16*16
ATTN: DAVID ALLEN SMITH
PO BOX 876
GASTONIA NC 28053-0876

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 180.28

B. Less payment made with SIPC-6 filed (exclude interest) (75.90)

7/27/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 104.38

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 104.38

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 104.38

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jackson & Smith Investment Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9th day of February, 20 12.

Member-Manager
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

... AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan. 1, 20 11 and ending Dec. 31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 141,584

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. —

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 8,477

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. —

(4) Reimbursements for postage in connection with proxy solicitation. — 60,996

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): —

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) —

Total deductions — 69,473

2d. SIPC Net Operating Revenues — $ 72,111

2e. General Assessment @ .0025 — $ 180.28

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